SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in
accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION - ITR	June 30, 2006
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 – COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 – State Registration Number – NIRE 53 3 0000572 9

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Américas, 3434, Bloco 1 7º andar – parte			2 - SUBURB OR DISTRICT Barra da Tijuca
3 - POSTAL CODE 22640-102	4 - MUNICIPALITY Rio de Janeiro		5 - STATE Rio de Janeiro
6 - AREA CODE 21	7 - TELEPHONE 4009-3742	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 21	12 - FAX 4009-3314	13 - FAX -	14 - FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1- NAME Stefano De Angelis
2 - ADDRESS Av. das Américas, 3434, Bloco 1 7º andar – parte			3 - SUBURB OR DISTRICT Barra da Tijuca
3 - ZIP CODE 22640-102	4 - MUNICIPALITY Rio de Janeiro		5 - STATE Rio de Janeiro
6 - AREA CODE 21	7 - TELEPHONE 4009-3742	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 21	12 - FAX 4009-3314	13 - FAX -	14 - FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2006	12.31.2006	2	04.01.2006	06.30.2006	1	01.01.2005	03.31.2005
09 - INDEPENDENT ACCOUNTANT Directa Auditores					10 - CVM CODE 3670
11. PARTNER RESPONSIBLE Ernesto Rubens Gelbcke					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 062.825.718-04

A free translation from Portuguese into English of Quarterly	Corporate Legislation
Financial Information prepared in Brazilian currency and in	June 30, 2006
accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.05 - CAPITAL COMPOSITION

Number of Shares (Thousands)	Current quarter 06.30.2006	Prior quarter 03.31.2006	Same quarter in prior year 06.30.2005
Paid-up capital
1 - Common	791,117,235	791,117,235	299,610,785
2 - Preferred	1,531,472,229	1,531,472,229	579,966,010
3 - Total	2,322,589,464	2,322,589,464	879,576,795
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP Local Private
4 - ACTIVITY CODE 113 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 - TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS AND OR INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO	03/07/2006	Dividends	05/08/2006	ON	0,0007108966
02	AGO	03/07/2006	Dividends	05/08/2006	PN	0,0007108966

A free translation from Portuguese into English of Quarterly Financial Information	Corporate Legislation
prepared in Brazilian currency and in accordance with the accounting practices	June 30, 2006
adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - TOTAL CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSANDS)	8 -SHARE PRICE ON ISSUED DATE (IN REAIS)
01	03.16.2006	7,455,859	5,983,784	Merger of shares	1,443,012,977	0,0041467290

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

Tim Participações S.A.
Notes to Quarterly Review Information
(In Thousand of Reais, except when otherwise stated)

1 Operations

TIM Participações S.A. headquartered at Avenida das Américas, 3434, block 1, 7th floor, Rio de Janeiro, RJ, is a publicly-held company directly controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, and holds interests of 81.19% of its voting capital and 69.66% of its total capital, and whose operations comprise, among other things, the control of companies exploring telecommunications services in its concession and/or authorization areas, especially cellular telephones.

In June, 30, 2006, after the transactions included in Note 2-d, the Company has full control of TIM Celular S.A., which in turn controls TIM Nordeste S.A. (formerly Maxitel S.A.). TIM Celular S.A. and its subsidiary TIM Nordeste S.A. jointly operate cellular telephone services in all Brazilian states.

The services provided by the subsidiaries and the respective tariffs are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The subsidiaries authorizations mature as follows:

TIM Celular	Expiry Date
Region 1
Amapá	March, 2016
Roraima	March, 2016
Pará	March, 2016
Amazonas	March, 2016
Rio de Janeiro	March, 2016
Espírito Santo	March, 2016
Region 2
Acre	March, 2016
Rondônia	March, 2016
Mato Grosso	March, 2016
Mato Grosso do Sul	March, 2016
Tocantins	March, 2016
Distrito Federal	March, 2016
Goiás	March, 2016
Rio Grande do Sul (except for Pelotas)	March, 2016
Region 3
São Paulo	March, 2016
Region 4
Paraná	September, 2007
Santa Catarina	September, 2008
Rio Grande do Sul (the city of Pelotas)	April, 2009

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TIM Nordeste	Expiry Date
Region 1
Pernambuco	May, 2009
Ceará	November, 2008
Paraiba	December, 2008
Rio Grande do Norte	December, 2008
Alagoas	December, 2008
Piauí	March, 2009
Region 2
Minas Gerais	April, 2013
Region 3
Bahia and Sergipe	August, 2012

2 Corporate Restructuring

a. Incorporation of Shares of TIM Sul S.A and TIM Nordeste Telecomunicações S.A

On May 30, 2005, at the General Extraordinary Shareholders´ Meetings of TIM Sul S.A, TIM Nordeste Telecomunicações S.A and TIM Participações S.A, the incorporation of all shares of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. by TIM Participações S.A was approved, thus converting the companies into wholly-owned subsidiaries of TIM Participações S.A.

This operation was intended to concentrate the liquidity of the three companies´ shares into those of one company, TIM Participações S.A., and to lower the expenses associated with controls and maintenance of the plurality of stockholders in separate entities.

The right of withdrawal of the shareholders owning common shares of the capital stock of TIM Participações S.A., as well as the minority stockholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., ended on July 1, 2005. The amount disbursed by the Company for payment to dissenting shareholders was R$ 0.8, represented by 153,861 common shares and 154,407 preferred shares.

b. Incorporation of Shares of TIM Celular S.A

On March 16, 2006, at the General Extraordinary Shareholders´ Meetings of TIM Celular S.A. and TIM Participações S.A, the incorporation of all shares of TIM Celular S.A. by TIM Participações S.A was approved, thus converting TIM Celular S.A. into a wholly-owned subsidiary of TIM Participações S.A.

This operation aimed at optimizing the companies´ and their subsidiaries´ organizational structure, by unifying and rationalizing their business administration and consequently reducing the related costs and increasing value for the shareholders, while enabling better use of intercompany synergy through operational combination of cellular telephone service companies operating under the name “TIM” nationwide.

Page: 2

The right of withdrawal of the shareholders owning common shares of the capital stock of TIM Participações S.A., as well as the minority stockholders of TIM Celular S.A. ended on April 19, 2006. As no shareholder exercised their right of withdrawal, there was no disbursement by the companies.

c. Merger of the companies CRC - Centro de Relacionamento com Clientes Ltda. and Blah! Sociedade Anônima de Serviços e Comércio

On March 30, 2006, the General Extraordinary Shareholders’ Meeting of TIM Celular S.A. approved the incorporation of the net assets of CRC - Centro de Relacionamento com Clientes Ltda. - and Blah! Sociedade Anônima de Serviços e Comércio, then wholly owned by TIM Celular S.A.

CRC - Centro de Relacionamento com Clientes Ltda. operated the call center service to clients, rendering these services to TIM Celular S.A on an exclusive basis. Blah! Sociedade Anônima de Serviços e Comércio rendered value-added services (VAS), basically for companies of the Grupo Telecom Italia.

d. Merger of TIM Nordeste Telecomunicações S.A. by Maxitel S.A. and of TIM Sul S.A. by TIM Celular S.A.

On May 4, 2006, the TIM Participações S.A. Administrative Council approved the signing of Protocols of Merger relating to the proposed merger of TIM Nordeste Telecomunicações S.A. by Maxitel S.A. and of TIM Sul S.A. by TIM Celular S.A.

On June 30, 2006, at the General Extraordinary Shareholders´ Meetings of TIM Celular S.A., Maxitel S.A., TIM Nordeste Telecomunicações S.A. and TIM Sul S.A approved the merger of TIM Nordeste Telecomunicações S.A. by Maxitel S.A. and of TIM Sul S.A. by TIM Celular S.A. On the same date, Maxitel S.A.´s name changed to TIM Nordeste S.A., and its headquarters moved from Belo Horizonte (MG) to Jaboatão dos Guararapes (PE).

This operation aimed at optimizing the companies organization structurey unifying and rationalizing their business and operations even more, lowering costs associated to the maintenance of distinct companies, enabling the intercompany synergy, including fiscal and financial efficiencies.

3 Presentation of the Quarterly Information

a. Presentation and Disclosure Criteria

The quarterly information (company and consolidated) was prepared in accordance with accounting practices adopted in Brazil, the rules applicable to concessionaires of public telecommunications services, and the CVM’s (Brazilian Securities Commission) accounting standards and procedures.

Page: 3

TIM Participações S.A. is a publicly-held company, with American Depositary Receipts being traded on the New York Stock Exchange – USA. Therefore, the Company is subject to the rules of the Securities and Exchange Commission (SEC) and, aiming at meeting market needs, it is the Company’s principle to disclose information simultaneously to both markets in Brazilian Reais, in Portuguese and in English.

b. Consolidated Quarterly Information

The consolidated quarterly information includes assets, liabilities and the result of operations of the Company and its subsidiaries, as follows:

	% Ownership

	06/2006		03/2006

	Direct	Indirect	Direct	Indirect

TIM Celular S.A.	100.00	-	100.00	-
TIM Nordeste S.A. (formerly Maxitel S.A.)	-	100.00		100.00

TIM Nordeste Telecomunicações S.A.	-	-	100.00	-
TIM Sul S.A.	-	-	100.00	-

The main consolidation procedures are as follows:

I. Elimination of intercompany consolidated assets and liabilities accounts;

II. Elimination of participation in capital, reserves and retained earnings of the subsidiaries;

III. Elimination of intercompany revenues and expenses;

IV. Separate disclosure of the minority interest participation in the consolidated quarterly information, when applicable.

Page: 4

The reconciled income for the period can be thus shown:

	06/2006	06/2005

Parent Company	(387,318)	173,076
ADENE benefit and fiscal incentive directly recorded as shareholders’
equity of the subsidiary TIM Nordeste Telecomunicações S.A. (merged
by TIM Nordeste S.A.)	(13,401)	(15,705)

Consolidated	(400,719)	157,371

c. Comparability of Quarterly Information

Pro forma information

For ease of comparison of this information with the prior period’s quarterly information, the pro forma consolidated balance sheet and statement of income are shown below, as though the merger process mentioned in Note 2-b had occurred on January 1, 2005:

Page: 5

06/2005
Pro-forma

Consolidated

Gross operating revenue
Telecommunications services	4,137,788
Sales of goods	993,325

5,131,113

Deductions from gross revenue	(1,245,523)

Net operating revenue	3,885,590

Cost of services rendered	(1,425,401)
Cost of goods sold	(796,626)

Gross income	1,663,563

Operating revenues (expenses):
Selling	(1,397,509)
General and administrative	(381,622)
Other operating revenues, net	(166,963)

(1,946,094)

Operating income before the net financial expenses	(282,531)

Financial revenues (expenses):
Financial revenues	457,001
Financial expenses	(627,538)

(170,537)

Operating loss	(453,068)
Non-operating income	3,157

Loss before income tax, social contribution and minority
shareholding	(449,911)
Provision for income tax and social contribution	(93,697)

Loss before minority shareholding	(543,608)
Minority shareholding	(21,464)

Loss for the period	(565,072)

Page: 6

4 Summary of Accounting Practices

a. Cash and cash equivalents

These comprise cash and bank balances and short-term, readily realizable investments in the money market, stated at cost, plus the related earnings up to the balance sheet date.

b. Accounts receivable

Accounts receivable from the telecommunication service costumers are calculated at the tariff rate ruling on the date of service rendering, including credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

c. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on receivables.

d. Inventories

These refer to cell phone sets and accessories, which are stated at the average acquisition cost. A provision was set up to adjust slow-moving and obsolete items balance to the related realizable value.

e. Prepaid expenses

The prepaid expenses are shown at the amount actually disbursed and not yet incurred.

f. Investments

The investments in subsidiaries are evaluated by the equity method, based on the subsidiaries´ shareholders equity, which is determined on the same date, by the same accounting principles used by the parent company.

The other investments are shown at cost, reduced to the realizable value, when applicable.

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g. Property, plant and equipment

The property, plant and equipment items are shown at the acquisition and/or construction cost, net of accumulated depreciation, calculated on the straight-line method, over the useful life of assets involved. Any repair and maintenance costs incurred representing improvement, higher capacity or longer useful life are capitalized, whereas the others are recorded as income for the year.

Interest and other financial charges on financing taken for funding construction work in progress (assets and facilities under construction) are capitalized up to the startup date.

The long-term assets, especially property, plant and equipment, are periodically reviewed to determine and measure the need to record any provision for losses regarding the value of recovery of such assets (impairment test).

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering technological advances.

h. Deferred charges

The deferred charges comprise pre-operating expenses and financial costs of the required working capital at the subsidiaries´ pre-operating stage, which are amortized in ten years from the date the subsidiaries become operative.

i. Income tax and social contribution

Income tax is calculated based on the income adjusted for legally stipulated additions and exclusions. The social contribution is calculated at the legally stipulated rates applied to pretax income.

Based on the Constitutive Reports nos. 0144/2003 and 0232/2003 issued by ADENE – Northeast Development Agency on March 31, 2003, the subsidiary TIM Nordeste Telecommunicaçes S.A., which was merged by TIM Nordeste S.A. (formerly Maxitel S.A.) became eligible to fiscal incentive consisting of: (i) 75% reduction of income tax and non-reimbursable surtaxes for a ten-year period, from fiscal 2002 through 2011, calculated based on the exploration income arising from implementation of its installed capacity for rendering digital cellular telephone services; and (ii) reduction of 37.5%, 25% and 12.5% of income tax and non-reimbursable surtaxes for fiscal 2003, 2004-2008 and 2009-2013, respectively, calculated based on the exploration income arising from implementation of its installed capacity for rendering of analogical cellular telephone services.

Page: 8

Deferred taxes are recognized taking into account temporary differences, tax losses and negative social contribution basis, when applicable. The amount of the previously mentioned income-tax-reduction benefit is accounted for as a reduction of income tax payable, against the Capital Reserve – Fiscal Incentive, under the Shareholders´ Equity of TIM Nordeste Telecomunicaçes S.A. which was merged by TIM Nordeste S.A. (formerly Maxitel S.A.) – See Note 2-d.

j. Loans and financing

Loans and financing include accrued interest to the balance sheet date. The company’s subsidiaries have hedge cotracts which effectively convert obligations denominated in foreign currencies into Reais aiming at protecting them against risks associated with unexpected devaluation of the Real in relation to foreign currencies. Additionally, the Company’s subsidiaries have hedge contracts to protect them against potential losses due to changes in interest rates. Gains and losses from hedge operations are recognized in the income statement under the accrual method, based on the rates of the contracts.

k. Provision for contingencies

The provision for contingencies, recorded based on estimates which take into consideration the opinion of the Company’s management and its legal advisors, is updated based on the probable losses at the end of the litigations (see note 21).

l. Revenue recognition

Service revenues are recognized as the services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which services are provided. Revenues from prepaid telecommunication services are recognized on the accrual basis in the period of utilization. Revenues from the sale of cell phone sets and accessories are recognized as these products are delivered to, and accepted by end-consumers or distributors.

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m. Financial income (expenses)

These are represented by interest and exchange and monetary variations on short-term investments in the money market, hedge contracts, loans and financing taken and granted.

n. Pension plan

The Company and its subsidiaries record the adjustments connected with the employees’ pension plan obligations according to the rules established by NPC 26 of IBRACON, approved by CVM Deliberation 371, which define the characteristics of the pension plan, and the related obligations and events (Note 32).

o. Minority shareholding

These are the interests of the minority shareholders in the subsidiaries TIM Sul S.A., which was merged by TIM Celular S.A., and TIM Nordeste Telecomunicaçes S.A., which was merged by TIM Nordeste S.A. (formerly Maxitel S.A.). In 2005 these subsidiaries were converted into wholly-owned subsidiaries of TIM Participaçes S.A.

p. Use of estimates

The preparation of quarterly information in conformity with accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the year. The actual results may differ from those estimates.

q. Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing at the transaction date. Foreign currency-denominated assets and liabilities are translated into Reais using the balance sheet date exchange rate, which is reported by the Brazilian Central Bank. Exchange gains and losses are recognized in the statement of income as incurred.

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r. Employee profit sharing

The Company and its subsidiaries record a provision for employee profit sharing, based on the targets disclosed to its employees and approved by the Administrative Council. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

s. Interest on own capital

Interest on own capital paid and/or payable is recorded as financial expenses, which, for financial reporting purposes, are reclassified and disclosed as appropriation of net income for the year in the statement of shareholders’ equity. Interest on own capital received and/or receivable from subsidiaries is recorded as financial income. For presentation purposes, the income statements impacts are eliminated, being presented as a decrease in investments.

t. Supplementary information

For additional information purposes, the following is presented: a) Statements of Cash Flow, prepared in accordance with the NPC number 20 issued by the Institute of Independent Auditors of Brazil – IBRACON, ; and b) Value-Added Statements prepared in accordance with the CFC – Federal Accounting Council - Resolution number 1010.

5 Cash and cash equivalents

	Parent Company

	06/2006	03/2006

Cash and banks	33	1,126
Short-term investments in the money market	20,694	1,079

	20,727	2,205

	Consolidated

	06/2006	03/2006

Cash and banks	284,116	97,900
Short-term investments in the money market	812,764	798,830

	1,096,880	896,730

The Parent Company’s readily realizable investments in the money market are backed by federal government securities (LFTs and LTNs). Besides these, the short-term investments of the subsidiaries comprise private bonds (Bank Deposit Certificates – CDB and Debentures) issued by the banks, which are approved by internal policy of the companies. The average return of TIM Participaçes's consolidated investments is 101.6% of Interbank Deposit Certificates – CDI.

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These investments can be redeemed at any time, with no impact on recorded yield.

6 Accounts Receivable

	Consolidated

	06/2006	03/2006

Billed services	667,633	632,451
Unbilled services	370,430	373,109
Network use	400,049	462,361
Goods sold	730,186	594,848
Other receivables	6,245	10,663

	2,174,543	2,073,432

Allowance for doubtful accounts	(268,905)	(242,068)

	1.905,638	1,831,364

The criteria for setting up the allowance for doubtful accounts are periodically reviewed, in order to reflect the current risk surrounding receivables.

7 Inventories

	Consolidated

	06/2006	03/2006

Cell phone sets	215,546	146,988
Accessories and prepaid card kits	12,135	5,187
TIM "chips"	5,195	16,598

	232,876	168,773

Provision for adjustment to realizable value	(16,697)	(20,265)

	216,179	148,508

8 Recoverable Taxes and Contributions

	Parent Company

	06/2006	03/2006

Income tax	8,021	8,021
Social contribution	9	9
IRRF (withholding income tax) recoverable	80	18

	8,110	8,048

Short-term portion	-	(8,048)

Long-term portion	(8,110)	-

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	Consolidated

	06/2006	03/2006

Income tax	54,994	39,885
Social contribution	7,419	3,179
ICMS (value-added sales tax)	403,091	382,768
PIS / COFINS (Social Integration Program and Contributions to
Social Security Funding)	109,519	49,405
IRRF recoverable	12,726	18,422
Other	2,248	2,104

	589,997	495,763

Short-term portion	(274,879)	(213,363)

Long-term portion	315,118	282,400

In the parent company, it refers to income tax recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries’ permanent assets.

On March 13, 2006, a final sentence not subject to further appeal was given in connection with a suit filed by the indirectly controlled subsidiary TIM Nordeste S.A (formerly Maxitel S.A) against Law 9.718 of 11/27/1998, on alleged unconstitutionality for expanding the basis of calculation of taxes therein dealt with. Pursuant to this law, PIS and COFINS could not be levied on revenues other than sales revenues. After this sentence was given, the subsidiary’s Management recorded R$ 52,317 of PIS and COFINS credits (as revenue), monetarily restated, for the periods from February 1999 through December 2002 (PIS) and February 1999 through January 2004 (COFINS).

9 Deferred Income Tax and Social Contribution

The deferred income tax and social contribution can be summarized as follows:

	Parent Company

	06/2006	03/2006

Tax loss	3,014	2,404
Negative social contribution basis	1,085	866
Provision for contingencies	1,004	1,192
Provision for supplementary pension fund	1,218	1,218
Provision for the employees´ profit sharing	181	329

	6,502	6,009

Provision for devaluation of tax credits	(6,502)	-

	-	6,009

Short-term portion	-	(3,599)

Long-term portion	-	2,410

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	Consolidated

	06/2006	03/2006

Goodwill paid upon privatization	309,131	346,226
Provision for maintaining the shareholders´ equity integrity	(204,027)	(228,509)

Merger-generated tax credit	105,104	117,717
Tax loss	3,014	2,404
Negative social contribution basis	1,085	866
Depreciation of assets assigned on a loan-for-use basis	-	23,641
Allowance for doubtful accounts	28,119	25,201
Provision for contingencies	16,537	15,914
Accelerated depreciation of TDMA equipment	18,353	16,518
Provision for supplementary pension plan	1,218	1,218
Provision for the employees´ profit sharing	2,281	3,389
Other provisions	4,527	5,397

	180,238	212,265

Provision for devaluation of tax credits	(75,134)	-

	105,104	212,265

Short-term portion	(50,450)	(104,225)

Long-term portion	54,654	108,040

Merger-generated tax credit

The deferred tax asset represented by the merger-generated tax credit refers to future tax benefit under the restructuring plan started in 2000. As a counterentry to said tax is a special reserve composed of goodwill on shareholders´ equity. The tax is realized ratably to estimated future income, over the duration of the authorization granted, which is due to end by 2008. The goodwill amortization is recorded as “Other operating expenses” (note 27).

In the six-month period ended June 30, 2006 R$ 12,613 of tax benefits were realized in connection with the above mentioned goodwill (R$ 12,613 for the same period in 2005). Also, under the terms of the restructuring plan, the actual tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder. The minority shareholders are ensured preemptive right on acquisition of an amount proportional to the new capital of the controlling shareholder. The special reserve for goodwill recorded by the Company’s subsidiary represents the parent company’s right to future capitalization (see Note 22-b).

Assets assigned on a loan-for-use basis

For accounting purposes, the average period for depreciation of subsidiaries’ cell phones assigned on a loan-for-use basis is two (02) years, whereas for fiscal purposes, this period is, generally, five (05) years.

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Accordingly, in calculating social contribution on net income, these companies were including the depreciation carrying value that exceeded the amounts allowed by the tax law.

As requested by the Management, the Instituto Nacional de Tecnologia prepared and issued a technical appraisal report confirming at two (02) years the useful life of cell phone sets assigned on a loan-for-use basis. Based on this technical appraisal report and fiscal legislation guidance, the period for recognizing depreciation of cell phone sets assigned on a loan-for-use basis was standardized, eliminating any differences between the fiscal and the accounting depreciation rates.

Supported by its tax consultants´ opinion, in its income tax return for the base year 2005, the Company fully deducted intertemporary differences presented up to the end of the year 2005. Accordingly, the deferred tax on depreciation of assets assigned on loan-for-use basis had been fully reversed by June 30, 2006.

Provision for devaluation of tax credits

The Company recognized tax credits arising from tax losses and negative social contributions, the offsetting of which is limited to 30% of annual taxable income, with no statutes of limitation.

The Company and its subsidiaries TIM Nordeste Telecomunicaçes S.A. (merged by TIM Nordeste S.A.) and TIM Sul S.A. (merged by TIM Celular S.A.) recognized tax credits on temporary differences.

The subsidiaries TIM Celular S.A and TIM Nordeste S.A (formerly Maxitel S.A) decided to recognize tax credits arising from temporary differences, tax losses and negative social contribution basis only when there are good prospects of future taxable income generation.

Accordingly, due to the mergers described in Note 2-d, there is need for reviewing and adjusting the technical feasibility study dealing with the future taxable income generation in a scenario composed by only two operating companies, in order to conclude on the suitability of recording deferred tax assets. As the Company has not completed this technical study, we have conservatively set up a provision for devaluation of credits on temporary differences, tax losses and negative social contribution basis reflected in the balance sheet in the amount of R$6,502 (parent company) and R$75,134 (consolidated).

Page: 15

As projected by the Management, the deferred, long-term income tax and social contribution deriving from the merger generated tax credit will be realized as follows:

Consolidated

2007	29,428
2008	25,226

54,654

Unrecorded tax credits on tax losses

The accumulated tax losses and negative social contribution basis as of June 30, 2006 can be summarized as follows:

	06/2006

	Tax Losses	Negative Social Contribution Basis - CSLL

TIM Celular S.A	3,740,345	3,740,345
TIM Nordeste S.A (formerly Maxitel S.A)	2,137,075	2,137,075

Income tax and social contribution in the income statement

	Parent Company		Consolidated

					06/2005
	06/2006	06/2005	06/2006	06/2005	Pro-forma

Income tax for the period	-	-	(48,564)	(44,000)	(68,698)
Social contribution for the period	-	-	(17,649)	(15,876)	(24,605)

	-	-	(66,213)	(59,876)	(93,303)

Deferred income tax	(2,536)	628	(52,099)	(290)	(290)
Deferred social contribution	(913)	226	(18,776)	(104)	(104)

	(3,449)	854	(70,875)	(394)	(394)

	(3,449)	854	(137,088)	(60,270)	(93,697)

Page: 16

Below, the reconciliation of income tax and social contribution expenses calculated at legally stipulated tax rates combined with amounts reflected in the income:

	Parent Company

	06/2006	06/2005

Pretax income (loss)	(383,869)	172,222
Combined tax rate	34%	34%

Income tax and social contribution at the combined legally stipulated
tax rate	130,515	(58,555)

(Additions)/Exclusions:
Equity pickup	(127,186)	59,680
Provision for devaluation of tax credits	(6,502)	-
Other	(276)	(271)

	(133,964)	59,409

Income tax and social contribution (charged)/credited to the income
for the period	(3,449)	854

Tax rate in effect	0.90%	-0.50%

	Consolidated

			06/2005
	06/2006	06/2005	Pro-forma

Pretax income (loss)	(263,631)	239,105	(449,911)
Combined tax rate	34%	34%	34%

Income tax and social contribution at the combined legally
stipulated tax rate	89,635	(81,296)	152,970

(Additions)/Exclusions:
Realization of the provision for maintaining the
shareholders´ equity integrity	16,649	16.649	16,649
Exclusions of provisions	-	4,516	4,516

Unrecorded tax losses and temporary differences	(171,450)	-	(267,693)
Provision for devaluation of tax credits	(75,134)	-	-
Other	3,212	(139)	(139)

	(226,723)	21,026	(246,667)

Income tax and social contribution charged to the income
for the period	(137,088)	(60,270)	(93,697)

Tax rate in effect	52.00%	25.21%	20.83%

Page: 17

10 Prepaid Expenses

	Consolidated

	06/2006	03/2006

Fistel Annual Rate	138,605	207,907
Rentals	12,054	12,131
Advertising expenses	32,881	43,060
Financial charges	10,625	11,530
Other	11,796	1,409

	205,961	276,037

Short-term portion	(189,146)	(258,340)

Long-term portion	16,815	17,697

The Fistel Rate paid in March this year, referring to fiscal 2006, will be amortized in accordance with the respective tax event. The advertising expenses basically refer to the television sponsoring of Formula 1, also this year.

11 Related Party Transactions

The related-party transactions, which are performed under regular market conditions, similarly to those with third parties, are thus composed:

Parent Company

	Expenses

	Total	Total
	06/2006	06/2005

TIM Nordeste Telecom. S.A (a)	-	246
TIM Sul S.A (a)	-	356

Total	-	602

(a) In January 2005 the loan agreements with subsidiaries were settled. These agreements were subject to charges in the equivalent to 104.22% of the monthly exchange variation of the Bank Deposit Certificates – CDI.

Consolidated

	Assets

	Total	Total
	06/2006	03/2006

Telecom Personal Argentina (2)	1,477	2,024
Telecom Sparkle (2)	2,756	1,996
Telecom Italia S.p.A. (3)	2,256	2,875
Brasil Telecom (1)	104,494	34,106
Other	1,487	1,337

Total	112,470	42,338

Page: 18

	Liabilities

	Total	Total
	06/2006	03/2006

Telecom Italia S.p.A. (3)	11,088	15,038
IT Telecom Italia (4)	5,594	5,422
Telecom Personal Argentina (2)	3,603	1,910
Telecom Sparkle (2)	5,769	8,302
Brasil Telecom (1)	39,340	23,854
Italtel (4)	21,322	8,040
Other	645	980

Total	87,361	63,546

	Revenue

	Total 06/2006	Total 06/2005	Total 06/2005 Pro-forma

TIM Celular S.A (1)	-	34,907	-
Maxitel S.A (1)	-	4	-
TIM Brasil Serv. e Participações (5)	97	-	355
Telecom Italia S.p.A. (3)	3,103	-	9,326
Telecom Personal Argentina (2)	1,618	-	-
Brasil Telecom (1)	262,159	-	-
Other	2,702	-	-

Total	269,679	34,911	9,681

	Cost/Expense

	Total 06/2006	Total 06/2005	Total 06/2005 Pro-forma

TIM Celular S.A (1)	-	6,204	-
Maxitel S.A (1)	-	1,121	-
Blah! S.A	-	6,534	-
Telecom Italia S.p.A. (3)	4,565	11	10,302
TIM Brasil Serv. e Participações (5)	286	-	-
Italtel (4)	22,181	-	-
Brasil Telecom (1)	29,753	-	-
Telecom Sparkle (2)	9,598	-	-
Telecom Personal Argentina (2)	3,546	-	-
Other	557	-	-

Total	70,486	13,870	10,302

Page: 19

(1) These agreements refer to telecommunications service operation covering interconnection, roaming, media assignment and co-billing agreements, as well as long-distance-related relationship.

(2) These refer to roaming, value-added services – VAS and media assignment.

(3) Receivables and payables refer to international roaming and technical post-sales assistance.

(4) This refers to the development and maintenance of software pieces use in the telecommunications service billing.

(5) TIM Brasil Serviços e Participações S.A’s receivables and payables arose from loan agreements with its subsidiaries TIM Celular S.A. and TIM Nordeste S.A. (formerly Maxitel S.A.), bearing interest at the equivalent to 100% of the Bank Deposit Certificates - CDI.

12 Judicial Deposits

	Consolidated

	06/2006	03/2006

Civil and Labor	19,217	15,281
ICMS – 69/98 Agreement	2,317	2,305
ICMS 5% difference in determination in Santa Catarina	11,779	11,779
Other - tax-related	25,314	25,114

	58,627	54,479

13 Investments

	Parent Company

	06/2006	03/2006

Investments
Subsidiaries	8,329,197	8,569,812
Other	7,498	7,893

	8,336,695	8,577,705

Page: 20

(a) participation in subsidiaries:

	TIM Celular S.A	TIM Nordeste Telecom. S.A (i)	Total

- Subsidiaries

Number of shares held	31,506,833,558

Total participation in capital	100%

Shareholders’ equity	8,329,197

Loss for the period	(436,934)

Equity pickup	(436,934)	62,859	(374,075)

Investment value	8,237,506		8,237,506
Special goodwill reserve (*)	91,691		91,691

Investment value	8,329,197		8,329,197

- Other (**)
Goodwill – cost	16,918		16,918
Goodwill–accumulated amortization	(9,420)		(9,420)

	7,498		7,498

(i) The investment in TIM Nordeste Telecomunicações S.A, merged by Maxitel S.A (note 2-d), for the period from January 1 through January 31, 2006 was evaluated on the equity method.

	03/2006

	TIM Celular S.A	TIM Nordeste Telecom. S.A	TIM Sul S.A	Total

- Subsidiaries

Number of shares held	31,506,833,558	29,749,763,679	15,747,586,938
Total participation in capital	100%	100%	100%
Shareholders’ equity	5,731,681	1,415,893	1,422,238

Net income (loss) for the period	(252,103)	41,494	64,239

Equity pickup	(252,103)	54,404	64,239	(133,460)

Investment value	5,731,681	1,321,590	1,330,547	8,383,818
Special goodwill reserve (*)	-	94,303	91,691	185,994

Investment value	5,731,681	1,415,893	1,422,238	8,569,812

- Other (**)
Goodwill – cost			16,918	16,918
Goodwill–accumulated amortization			(9,025)	(9,025)

			7,893	7,893

Page: 21

(*) The special goodwill reserve recorded at TIM Nordeste Telecomunicações S.A. (merged by Maxitel S.A.) and TIM Sul S.A. (merged by TIM Celular S.A.) represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Nordeste Celular Participações S.A., (merged by TIM Participações S.A. in August 2004) and Tele Celular Sul Participações S.A. (TIM Participações S.A’s former name). This goodwill was recorded against the special goodwill reserve, under “Shareholders’ equity”, being realized ratably to the estimated future income and the time of the concession, which is expected to end by 2008.

(**) Goodwill at TIM Sul S.A. (merged by TIM Celular S.A.) was set up for amortization in ten years, based on the economic prospects of future profitability. Given the subsidiaries’ projected income, amortization in the first two years was at 4% p.a., the remainder being amortized on a straight-line basis over the remaining eight years, ending in 2008.

(b) changes in investments in subsidiaries:

	TIM Celular S.A	TIM Nordeste Telecom. S.A
			TIM Sul S.A	Total

Investment balance as of December 31, 2005	-	1.361.489	1.357.999	2.719.488

Capital increase	5,983,784	-	-	5.983.784
Equity pickup	(252,103)	54,404	64,239	(133,460)

Investment balance as of March 31, 2006	5,731,681	1,415,893	1,422,238	8,569,812

Capital increase through incorporation of shares	1,424,347	(1,424,347)	-	-
Capital increase through business merger	1,357,999	-	(1,357,999)	-
Equity pickup	(184,830)	8,454	(64,239)	(240,615)

Investment balance as of June 30, 2006	8,329,197	-	-	8,329,197

14 Property, plant and equipment

		Consolidated

			06/2006		03/2006

	Annual average
	depreciation rate		Accumulated
	%	Cost	Depreciation	Net	Net

SMP exploration rights	20	3,223,069	(1,176,329)	2,046,740	2,108,799
Switching/transmission
equipment	14.29	6,260,112	(3,195,138)	3,064,974	3,162,123
Loan-for-use handsets	50	812,287	(530,673)	281,614	269,340
Infrastructure	33.33	1,411,042	(492,193)	918,849	949,428
Leasehold improvements	33.33	88,656	(43,441)	45,215	47,109
Software and hardware	20	911,330	(412,853)	498,477	530,181
Assets for general use	10	262,978	(68,958)	194,020	194,711
Intangible assets	20	2,798,370	(1,116,585)	1,681,785	1,702,077

Assets and installations in
service		15,767,844	(7,036,170)	8,731,674	8,963,768

Plots of land		22,365	-	22,365	22,365

Construction work in progress		411,858	-	411,858	371,277

		16,202,067	(7,036,170)	9,165,897	9,357,410

Page: 22

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

In the six-month period ended June 30, 2006, R$8,962 of financial charges on loans taken to finance the construction was capitalized as property, plant and equipment, (R$ 3,385 in March 2006,).

New technology implementation

The subsidiaries’ operate their service network using TDMA and GSM technology. On June 30, 2006, with the introduction of the GSM technology no provision for devaluation of fixed assets due to obsolescence was deemed necessary, as both technologies are to remain in operation at the companies until 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and must be fully depreciated by 2008.

SMP ( Personal Mobile Service) exploitation rights

	Consolidated

	TIM	TIM
	Celular	Nordeste
	S.A	S.A	06/2006

SMP exploitation rights - principal	1,943,320	854,729	2,798,049
Band vacancy	13,664	-	13,664
Capitalized charges	61,030	350,326	411,356

	2,018,014	1,205,055	3,223,069

Accumulated amortization	(552,073)	(624,256)	(1,176,329)

	1,465,941	580,799	2,046,740

	Consolidated

			TIM
	TIM		Nordeste
	Celular	Maxitel	Telecom.	TIM Sul
	S.A	S.A	S.A	S.A	03/2006

SMP exploitation rights - principal	1,925,763	828,759	25,970	17,557	2,798,049
Band vacancy	13,664	-	-	-	13,664
Capitalized charges	61,030	350,326	-	-	411,356

	2,000,457	1,179,085	25,970	17,557	3,223,069

Accumulated amortization	(503,595)	(586,540)	(13,746)	(10,389)	(1,114,270)

	1,496,862	592,545	12,224	7,168	2,108,799

Page: 23

SMP authorizations and radiofrequency

The subsidiaries’ SMP (Personal Mobile Service) authorizations are presented by the terms signed in the years from 2001 through 2004 with Anatel, for the exploration of this service. Previously, the subsidiaries TIM Sul S.A. (merged by TIM Celular S.A.) and TIM Nordeste S.A. (formerly Maxitel S.A., into which TIM Nordeste Telecomunicações S.A. was merged) had been granted by Anatel a fifteen-year concession for the SMC (Mobile Communication Service), which was changed into authorization for the SMP in 2002. The remaining SMC concession period is the SMP authorization period.

From 2001 through 2004, the subsidiaries were authorized by Anatel to use radio frequency blocs connected with the provision of SMP at 900 MHz and 1800 MHz.

15 Deferred Charges

	Consolidated

	06/2006	03/2006

Pre-operating expenses:
Third-party services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges – net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351
Accumulated amortization	(169,594)	(159,010)

	253,757	264,341

16 Suppliers

	Parent Company

	06/2006	03/2006

Local currency
Suppliers of materials and services	931	2,616

	931	2,616

	Consolidated

	06/2006	03/2006

Local currency
Suppliers of materials and services	1,486,665	1,578,997
Interconnection (a)	93,045	105,267
Roaming (b)	10,285	17,483
Co-billing (c)	72,938	87,435

	1,662,933	1,789,182

Foreign currency
Suppliers of materials and services
Roaming (b)	17,857	14,030

	32,752	24,834

	50,609	38,864

	1,713,542	1,828,046

Page: 24

(a) this refers to use of the network of other fixed and mobile cell telephone operators, where calls are initiated at TIM network and end in the network of other operators (detraf) .

(b) this refers to calls made when customers are outside their registration area, and are therefore considered visitors in the other network (roaming); and

(c) this refers to calls made by customers when they choose another long-distance call operator – CSP.

17 Loans and Financing

	Consolidated

	Guarantees	06/2006	03/2006

Local currency

Banco BBA Creditanstalt S.A. – debit balance restated based on the CDI rate plus interest at 3.3% p.a.
	N.A	3,414	3,269

Banco do Nordeste - financing subject to pre-fixed interest of 14% p.a. and a 15% and 25% bonus on payment on maturity, the subject matter of a hedging operation for which the rate is 69.8% and 76.90% of the CDI monthly variation .

	Bank surety by Banco Bradesco
	S.A	206,868	206,877

BNDES – National Bank for Economic and Social Development: this financing bears interest at 6% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank or of the "UMBNDES" of the Basket of Currencies plus the rate from resolution 635/87 (average BNDES external funding rate). The Basket of Currencies financing was the subject matter of a swap to CDI operation at the rate of 65.75%

	Revenue portions arising from
	provision of cellular mobile service	9,574	14,142

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 3.85% p.a plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank or of the "UMBNDES" of the Basket of Currencies. plus the rate from resolution 635/87 (average BNDES external funding rate). The Basket of Currencies financing was the subject matter of a swap to approximatelly 128% of the CDI monthly variation.

	Direct portion: bank surety.
	Indirect portion: TIM Brasil
	surety, with part of the blocked
	service collection	178,234	206,902

BNDES (Banco Nacional de Desenvolvimento Econômico e Social): this financing bears interest at an average rate of 4.20% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank.

	TIM Brasil Serviços e
	Participações S.A. guarantee with
	part of the collection service
	blocked.	1,131,099	720,427

Page: 25

	Consolidated

	Guarantees	06/2006	03/2006

Local Currency

BNDES (Banco Nacional de Desenvolvimento Econômico e social): this financing bears interest at an average rate of 3% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank.

	Bank surety	50,783	50,434

Syndicated Loan (a) – the debit balance is restated based on the CDI rate variation plus a 1.25% p.a. margin until 08/26/06, and from then on a margin established in accordance with the ratio of the Net Consolidated Debt/Consolidated EBITDA.

	TIM Brasil Serviços e
	Participações S.A. guarantee	632,139	608,365

Compror: Bank financing for payment of goods and services suppliers, linked to foreign currency variations. 68% of the agreements denominated in US dollars (average coupon of 4.65% p.a.) and 32% of the agreements denominated in Yen (average coupon of 0.83% p.a.) These agreements are under hedge protection which result in cost of some 107.5% of the CDI daily rate.

	N.A.	673,548	596,926

Hedge contracts		33,216	25,062

		2,918,875	2.432,404

Short-term portion		(899,701)	(780,298)

Long-term portion		2,019,174	1.652,106

(a) The following Financial Institutions are part of this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A., Unibanco – União de Bancos Brasileiros S.A.

The subsidiaries entered into hedging transactions as a safeguard against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies and changes in the fair value of financing bearing prefixed interest rates with the same terms as the financing agreement.

The long-term portion of loans and financing as of June 30, 2006 matures as follows:

Consolidated

2007	145,320
2008	536,029
2009	533,555
2010	233,436
2011 onwards	570,834

2,019,174

Page: 26

18 Labor obligations

	Parent Company

	06/2006	03/2006

Salaries and fees	2	-
Payroll taxes	130	244
Labor provisions	656	1,330
Employees´ withholding	67	32

	855	1,606

	Consolidated

	06/2006	03/2006

Salaries and fees	1,926	1,855
Payroll taxes	23,072	18,279
Labor provisions	77,177	83,602
Employees’ withholding	4,333	3,704

	106,508	107,440

19 Taxes, Charges and Contributions

	Parent Company

	06/2006	03/2006

IRRF (withholding income tax)	4	4
Other	12	222

	16	226

	Consolidated

	06/2006	03/2006

IRPJ and CSL (Income Tax and Social Contribution)	10,254	12,017
ICMS (Value-Added Sales Tax)	215,912	185,408
COFINS (Contributions to Social Security Funding)	25,673	23,489
PIS (Social Integration Program)	5,563	5,089
FISTEL (Telecommunications inspection fund)	12,240	7,176

FUST/FUNTTEL(Telecommunications Service Universalization Fund/
Telecommunication Technologic Development Fund)	5,559	5,122
IRRF (Withholding Income Tax)	2,563	3,171
ISS (Service Tax)	19,351	17,608
Other	8,229	7,190

	305,344	266,270

Short-term portion	(305,344)	(266,260)

Long-term portion	-	10

Page: 27

20 Authorizations payable

	Consolidated

	TIM	TIM
	Celular	Nordeste
	S.A	S.A	06/2006	03/2006

SMP exploitation rights
Authorizations acquired	82,154	82,406	164,560	164,560
Payments	(82,154)	(75,065)	(157,219)	(157,219)
Monetary restatement	18,382	18,346	36,728	36,502

	18,382	25,687	44,069	43,843

Short-term portion	(18,382)	(16,410)	(34,792)	(34,792)

Long-term portion	-	9,277	9,277	9,051

The monetary restatement of payables is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

21 Provision for Contingencies

The Company and its subsidiaries are party to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies is thus composed:

	Parent Company

	06/2006	03/2006

Civil	274	274
Labor	2,680	3,231

	2,954	3,505

	Consolidated

	06/2006	03/2006

Civil	41,047	38,389
Labor	36,897	33,694
Tax	52,584	53,534
Regulatory	6,394	6,383

	136,922	132,000

Page: 28

Civil contingencies

Several legal and administrative processes have been filed against the Company by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. It is the Company’s policy to analyze each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes. The evaluation is periodically reviewed, with the possibility of being modified over the processes due to new facts or events such as jurisprudential changes.

Consumer lawsuits

Approximately 20,000 individual lawsuits have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. Among these, the allegedly undue collection, contract cancellation, defects of equipment and non-compliance with delivery deadlines stand out. Provisions have been set up for those processes involving probable losses.

Collective actions

There are three collective actions against subsidiaries involve the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Celular S.A. claiming for the installation of a service unit for personal assistance in Rio Branco, AC.; (ii) a suit against TIM Nordeste S.A. in the state of Pernambuco questioning the Company’s policy of replacement for defective phone replacement, allegedly in disagreement with the manufacturer’s warranty terms; and (iii) a suit against TIM Nordeste S.A. in the state of Ceará, claiming for the Company’s obligation to replace cell phone sets which have been the subject of fraud in that state. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying the possibility of losses at the current stage of the processes.

Other Actions and Proceedings

The subsidiary Maxitel S.A. (currently TIM Nordeste S.A.) has been sued by the Federal Audit Court at administrative level with the possibility of being submitted to a court of justice, for allegedly defaulting on payment of R$ 25,000 representing interest and monetary restatement on the second installment due on acquisition the Area 9 (Bahia and Sergipe) license. As the risk of an unfavorable outcome for the Company is deemed possible by both internal and external advisors, no provision has been set up.

Page: 29

The subsidiary Maxitel S.A. (currently TIM Nordeste S.A.) is also defendant in an action filed by the legal services providers, the law firm Mattos & Callumby Lisboa Advogados, in Rio de Janeiro. They claim for success fees allegedly due under a service agreement for filing court injunctions against interest and monetary restatement on purchase prices of Maxitel S.A.’s “Band B”. As the risk of an unfavorable outcome for the Company is deemed possible by both internal and external advisors, no provision has been set up.

Labor contingencies

These refer to claims filed by both former employees in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions and former employees of service providers who, based on pertinent legislation, claim for the Company’s and/or its subsidiaries’ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 1,372 labor suits filed against the Company and its subsidiaries, over 60% involve claims against service providers, concentrated on certain companies from São Paulo, Rio de Janeiro and Recife. Still on third parties´ claims, part of these relate to specific projects of service agreement review, often ended in rescission in 2006 and winding up of the companies and termination of employees involved. A further significant portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out. All processes involving the risk of loss have been provided for by the Company.

Occupational Accidents

With the enactment of the Constitutional Amendment no. 45/2004, the litigations involving occupational accidents that resulted in claims for damages, previously judged by the State Court began to be judged by the Labor Courts. Given the nature of the matters under discussion and considering that the amount of indemnifications (if any) is arbitrated by the Judiciary, involving a considerable level of subjectiveness, the related contingency has been estimated based on the total contingent loss R$ 1,800.

DRT (Regional Labor Offices) and INSS (National Social Security Institute)

The subsidiary Maxitel S.A. (currently TIM Nordeste S.A.) was assessed for R$ 778 by the Regional Labor Office from Minas Gerais, on charges of allegedly irregular engagement of third parties. The risk of loss was deemed probable by the Company’s advisors, and an adequate provision was recorded.

Page: 30

Tax contingencies

IR (Income Tax) and CSLL (Social Contribution)

In 2005, the subsidiary TIM Nordeste S.A. (formerly Maxitel S.A.) was assessed by the Internal Revenue Secretariat of the State of Minas Gerais for R$ 126,933, for the following reasons: (i) taxation of monetary variations on swap operations and exchange variation on unsettled loans; (ii) a separate fine for default on payment of social contribution on an estimated monthly basis for the year 2002 and part of 2001; (iii) default on payment of corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest abroad (IRRF – Withholding Income Tax) – a voluntary denunciation without payment of arrears charges. These assessments are now being discussed with the taxing authorities. Based on its internal and external advisors´ opinion, the Management estimates probable losses on these processes at R$ 32,750. As they refer to income tax and social contribution, had these payments been made on schedule, they would have been recorded as income tax and social contribution, and accordingly, the Company found it correct to record the related provision for contingency as expenses under “Non-operating expenses”.

In September 2003 the subsidiary TIM Nordeste Telecomunicações S.A. (merged by Maxitel S.A.) was assessed by the Internal Revenue Secretariat of the State of Ceará for R$ 12,721 referring to: (i) disallowance of R$ 8,402 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) R$ 3,208 of differences in CSLL payments for the years from 1998 through 2001; (iii) differences of R$ 334 and R$ 777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The Company filed an impugnation and a voluntary appeal against this assessment. Its internal and external lawyers classify as possible the risk of loss on this action, and accordingly, no provision has been set up.

ICMS (Value-added Sales Tax)

In 2003 and 2004 the subsidiary TIM Sul S.A. was assessed by the Internal Revenue Secretariat of the State of Santa Catarina for R$ 95,666, mainly relating to dispute on the levying of ICMS on certain services provided. The company is currently discussing these assessments with the tax authorities. According to its internal and external lawyers, the probable losses thereon, duly provided for, amount to R$ 15,631.

The subsidiary TIM Celular S.A. was fined by the taxing authorities of the state of Rio de Janeiro for R$ 3,678, for delaying voluntary payment that included understated arrears interest. The subsidiary is currently discussing these assessments with the tax authorities. Based on its internal and external lawyers, the Management concluded that the action will probably be lost, having, therefore, set up a provision. Early in 2006, based on the opinion of its internal and external advisors, the subsidiary paid the amounts due, with reduction of interest and fine, under the tax amnesty scheme then implemented.

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PIS (Social Integration Program) and COFINS (Contributions to Social Security Funding)

In 2004, the subsidiary TIM Nordeste S.A. (formerly Maxitel S.A.) was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both assessment notices amounted to R$ 30,913. Because this is a controversial matter involving interpretation of applicable legislation, a provision was set up, in 2004, for the same amount. On March 13, 2006 the decision was issued on the action filed by the company against Law 9718 of November 27, 1998, with no right to further appeal. The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue. In view of the final decision, the Management requested extinction of the tax assessment against the subsidiary, concerning PIS and COFINS on exchange variation and reversed, in 2006, the provision set up in 2004 (Note 27).

CPMF

In 2004, the subsidiary TIM Nordeste S.A. (formerly Maxitel S.A.) filed a court injunction claiming for the right not to pay CPMF on symbolic purchase and sales operations performed during the corporate conversion of foreign loans into its own capital. A R$ 10,005 judicial deposit was made to cover the amount of CPMF allegedly due on those operations. As the risk of loss on this process is deemed remote by the Company’s internal and external advisors, no provision has been set up.

Regulatory Contingencies

Due to default on some SMP’s provisions and quality targets defined under the PGMQ-SMP – General SMP Quality Goals Plan – ANATEL started some Procedures for Determining Default on Obligations – PADO, involving the subsidiaries.

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or event definitively file the PADO, with no sanctions. The related provision was set up based on the amount of fines charged, the risk of loss involved being classified probable.

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FUST – Telecommunications Service Universalization Fund

On December 15, 2005, Anatel issued its Summary no. 07 of aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9998 of August 17, 2000. The Company still believes that based on applicable legislation (including the sole paragraph of article 6 of Law 9998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. Given Anatel’s diverging views, the Company’s internal and external lawyers evaluated the favorable and the unfavorable arguments involved in its claims, and considering the status of the action, have concluded that the possibility of loss is remote. Therefore, in accordance with the applicable accounting practices, the Management has not set up a provision for this contingency. Currently Anatel’s intended collection of FUST on interconnection revenues earned by the Company is suspended, because of the temporary order issued by the Federal Regional Court of the Federal District.

Possible contingencies not provided for

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the management and the Company’s lawyers. No provision has been set up for these contingencies.

	Consolidated

	06/2006	03/2006

Civil	54,192	40,116
Labor	31,055	26,993
Tax	192,869	194,245
Regulatory	23,368	20,368

	301,484	281,722

The above described are the main actions involving the risk of possible loss.

22 Shareholders’ Equity

a. Capital

As authorized by the Administrative Council, regardless of the statutory reform, the Company’s capital is represented by up to 2,500,000,000,000 (two trillion and five hundred billion ) shares.

Capital subscribed and paid-in as of June 30, 2006 comprises shares without par value, thus distributed:

Page: 33

	06/2006	03/2006

Number of common shares	791,117,234,619	791,117,234,619
Number of preferred shares	1,531,472,229,634	1,531,472,229,634

	2,322,589,464,253	2,322,589,464,253

b. Capital reserves

Special goodwill reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with new issuance of shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

Reserve for future capital increase

In March 2005, capital increases were approved at the subsidiaries TIM Nordeste Telecomunicações S.A. (merged by TIM Norteste S.A., formerly Maxitel S.A.) and TIM Sul S.A.(merged by TIM Celular S.A.) as a result of capitalization of part of the special goodwill reserve, as above mentioned. The period for the minority shareholders to exercise their preference rights expired in April 2005, when TIM Participações S.A. received R$6,401 from the shareholders that have exercised their preferential rights. When such amount was received, the exchange of shares mentioned in note 2.a, in which the subsidiaries became wholly owned companies of TIM Participações S.A., and the related capital increases of the parent company had already been established. Therefore, the amount received from minority shareholders (now shareholders of TIM Participações S.A.) was recorded against the Reserve for Future Capital Increase. Management intends to propose at a shareholders’ meeting the capitalization of such amount, without issuance of shares, in benefit of all shareholders.

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c. Income reserves

Legal reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company may not set up a legal reserve when this reserve plus capital reserve exceeds 30% (thirty percent) of capital. This reserve will only be used for capital increase or compensation of accumulated losses.

Unearned income reserve

The unearned income reserve is originated from the portion of equity pickup to be financially realized, substantially represented by the capital reserve from income tax incentive set up by the subsidiary. In conformity with Law No. 10303/01, the reserve, amounting to R$ 18,838, was set up for the amount of compulsory dividends, which exceeded the realized portion of net income for the year of 2003.

On March 7, 2006, at the General Shareholders’ Meeting, the Company’s management approved the distribution this amount as dividends.

Reserve for expansion

This reserve is composed of the remainder of net income for the year ended December 31, 2005, adjusted in accordance with art. 202 of Law 6.404/76 – R$ 299,074 –, as determined by the CVM Instruction No. 59/86, to be used for investments and network expansion. This reserve is formed based on paragraph 2, article 40 of the by-laws and article 194 of Law 6.404/76. Additionally, the investments to be made are supported by the capital budget approved at the General Extraordinary Shareholders’ Meeting held on March 7, 2006.

d. Dividends

Dividends are calculated in accordance with the Bylaws and Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as obligatory dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting and take priority on (i) the payment of capital at no premium, and (ii) payment of a minimum noncumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

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In order to comply with the Corporate Law in effect, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

23 Net operating revenue

	Consolidated

			06/2005
	06/2006	06/2005	Pro-forma

Telecommunications service revenue
Subscription charges	280,806	139,592	252,958
Use charges	2,486,654	758,749	1,999,464
Network use	1,306,801	455,890	1,206,994
Long-distance charges	581,726	32,797	357,743
VAS – Additional services	418,398	102,992	271,036
Other	45,830	27,350	49,593

	5,120,215	1,517,370	4,137,788

Sales of products	970,528	326,228	993,325

Gross operating revenue	6,090,743	1,843,598	5,131,113

Deductions from gross revenue
Taxes	(1,346,781)	(389,310)	(1,090,197)
Discounts	(194,723)	(72,386)	(143,694)
Other	(97,033)	(3,481)	(11,632)

	(1,638,537)	(465,177)	(1,245,523)

	4,452,206	1,378,421	3,885,590

Page: 36

24 Cost of services rendered and goods sold

	Consolidated

			06/2005
	06/2006	06/2005	Pro-forma

Personnel	(57,233)	(12,770)	(56,627)
Third-party services	(153,845)	(37,949)	(133,762)
Interconnection charges	(664,490)	(172,900)	(638,379)
Depreciation and amortization	(645,055)	(184,738)	(521,277)
Telecommunications inspection fund	(4,926)	(1,671)	(7,237)
Other	(76,448)	(10,217)	(68,119)

Cost of services rendered	(1,601,997)	(420,245)	(1,425,401)

Cost of goods sold	(782,905)	(254,074)	(796,626)

Total cost of services rendered and goods sold	(2,384,902)	(674,319)	(2,222,027)

25 Selling expenses

	Consolidated

			06/2005
	06/2006	06/2005	Pro-forma

Personnel	(142,334)	(31,034)	(108,645)
Third-party services	(850,066)	(181,602)	(817,211)
Allowance for doubtful accounts	(202,469)	(65,909)	(131,749)
Telecommunications inspection fund	(193,336)	(59,415)	(174,111)
Depreciation and amortization	(150,645)	(24,368)	(109,910)
Other	(51,160)	(11,558)	(55,883)

	(1,590,010)	(373,886)	(1,397,509)

26 General and administrative expenses

	Parent Company

	06/2006	06/2005

Personnel	(3,116)	(2,066)
Third-party services	(6,713)	(5,442)
Other	(265)	(189)

	(10,094)	(7,697)

Page: 37

	Consolidated

			06/2005
	06/2006	06/2005	Pro-forma

Personnel	(92,532)	(15,241)	(75,817)
Third-party services	(194,839)	(52,093)	(161,942)
Depreciation and amortization	(162,207)	(21,127)	(114,497)
Others	(38,973)	(6,990)	(29,366)

	(488,551)	(95,451)	(381,622)

27 Other operating revenues (expenses) - Net

	Parent Company

	06/2006	06/2005

Revenues
Reversal of provision for contingencies	974	366
Other receivables

	974	366

Expenses
Taxes, rates and contributions	-	(596)
Amortization of goodwill	(790)	(790)
Provision for contingencies	(225)	(743)
Other operating expenses	-	(300)

	(1,015)	(2,429)

Other operating revenues (expenses) – Net	(41)	(2,063)

Page: 38

	Consolidated

			06/2005
	06/2006	06/2005	Pro-forma

Revenues
Fines on telecommunications services	12,466	5,226	12,144
Reversal of provision for contingencies (a)	33,811	769	2,655
PIS/COFINS recovery (Note 8)	52,317	-	-
Other operating revenues	19,318	1,044	946

	117,912	7,039	15,745

Expenses
Amortization of goodwill paid on privatization	(25,225)	(25,225)	(25,225)
Concession amortization	(124,119)	(4,648)	(124,124)
Amortization of deferred charges	(1,849)	-	(2,271)
Taxes, rates and contributions	(19,405)	(4,063)	(11,418)
Amortization of goodwill	(790)	(790)	(790)
Provision for contingencies	(16,553)	(3,713)	(11,149)
Losses on legal actions	(10,356)	(4,423)	(7,232)
Other operating expenses	-	-	(499)

	(198,297)	(42,862)	(182,708)

Other operating revenues (expenses ) - Net	(80,385)	(35,823)	(166,963)

(a) In 2006, this refers mainly to the reversal of provision for PIS and COFINS (Note 21).

28 Financial revenues

	Parent Company

	06/2006	06/2005

Interest on short-term investments	572	1,144
Monetary adjustment	315	231
Other revenues	54	111

	941	1,486

	Consolidated

			06/2005
	06/2006	06/2005	Proforma

Interest on short-term investments	66,621	59,981	60,551
Monetary adjustment	2,528	540	593
Interest on trade receivables	7,265	3,543	6,579
Exchange variation	193,557	6,501	379,835
Other revenues	10,754	2,358	9,443

	280,725	72,923	457,001

Page: 39

29 Financial Expenses

	Parent Company

	06/2006	06/2005

Interest on related-party loan agreement	-	(602)
CPMF	(582)	(575)
Other expenses	(18)	(259)

	(600)	(1,436)

	Consolidated

			06/2005
	06/2006	06/2005	Proforma

Interest on loans and financing	(116,294)	(4,196)	(30,898)
Interest on suppliers – trade payables	(29,225)	(161)	(5,306)
Monetary restatement	(13,100)	(514)	(5,193)
Interest on taxes and rates	(7,516)	(1,901)	(2,413)
CPMF	(25,687)	(8,278)	(23,617)
Discounts granted	(3,098)	(1,849)	(17,479)
Charge of installment	(23,675)	(10,934)	(13,543)
Exchange variation	(215,855)	(7,920)	(500,127)
Other expenses	(18,587)	(2,767)	(28,962)

	(453,037)	(38,520)	(627,538)

30 Non-operating income (expense)

	Consolidated

			06/2005
	06/2006	06/2005	Proforma

Revenues
Property, plant and equipment disposals	4,103	1,122	2,390
Gain on ownership changes	-	6,401	6,401

	4,103	7,523	8,791

Expenses
Cost of property, plant and equipment disposed of	(3,780)	(1,763)	(5,163)
Other operating expenses	-	-	(471)

	(3,780)	(1,763)	(5,634)

Non-operating income (expense)	323	5,760	3,157

Page: 40

31 Financial instruments and risk management

Risk factors

The following are the main risks to which the Company and its subsidiaries are exposed:

(i) Exchange rate risks

The exchange rate risk relates to the possibility of the subsidiaries to compute losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

On June 30, 2006, the subsidiaries’ loans and financing indexed to the “UMBNDES” exchange variance of a basket of currencies are covered by hedge contracts. Income or loss resulting from these hedge contracts is charged to the income.

There are no significant financial assets indexed to foreign currencies.

(ii) Interest rate risks

The interest rate risks relate to:

- possibility of changes in the fair value of financing indexed to prefixed interest rates, in the event the latter do not reflect the actual market conditions. In order to reduce this type of risk the subsidiaries sign hedge contracts with financial institutions, the income or loss on these contracts is recorded to the income;

- possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to the fact that the interest rate of part of their hedge debt and obligations is floating. On June 30, 2006, the subsidiaries’ financial resources are mostly invested in CDI, which considerably reduces this risk.

(iii) Credit risk inherent in services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers. In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills.

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(iv) Credit risk related to the sale of telephone sets and pre-paid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted during the normal course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners. There is no single client who accounts for more than 10% of net receivables from sales of goods as of June 30, 2006 and 2005, or sales revenues during the six-month period ended 2006 and 2005.

(v) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources in connection with work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the subsidiaries.

Market value of financial instruments

The estimated market value of financial instruments, especially cash and cash equivalents, accounts receivable and short-term financial instruments approximates their book value, given their short duration. Below, the financial instruments with market value different from their book value:

	06/2006		03/2006

		Market
	Book value	value	Book value	Market value

Loans and financing	2,885,659	2,885,946	2,407,342	2,408,209
Hedge contracts	33,216	48,332	25,062	30,701

The market value of loans and financing and hedge contracts was determined based on future discounted cash flow and at interest rates applicable to similar instruments which involve the same risks and conditions or are based on their market quotations.

The market values were estimated at a specific time, using available information and the Company’s own evaluation methods. Any change in the underlying assumptions may significantly affect the estimates.

Page: 42

32 Pension Plan and other post-employment benefits

TIM Participações S.A. and its subsidiaries TIM Nordeste Telecomunicações S.A (merged by Maxitel S.A.) and TIM Sul S.A (merged by TIM Celular S.A.), have sponsored a private defined benefits pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Considering that, in 1999 and 2000, the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans per sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, like other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplemental Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under the new plan, the contribution on the part of the sponsoring company shall be of 100% of the basic participants’ contribution, and the managing entity of TIMPREV shall ensure, on the approved statutory terms and conditions, the benefits listed below, not being held liable for granting any other, even if the government-sponsored social security agency starts granting them to beneficiaries:

• Normal retirement pension
• Early retirement pension
• Disability pension
• Deferred proportional benefit
• Death pension

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However, as not all of the Company’s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC: health care plan granted to pensioners of the predecessors of the subsidiary companies;

PBT: plan for defined benefits for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, as approved by CVM Deliberation No. 371, the actuarial position of these plans represents a surplus not recorded by the Company in view of the impossibility to recover such amounts and also considering that the amount of contributions will not be reduced for the future sponsor.

On January 31, 2006, TIM Participações S.A.´s Administrative Council approved the proposed migration of pension plans sponsored by TIM Sul S.A. (merged by TIM Celular S.A. ) and TIM Nordeste Telecomunicações S.A. (merged by Maxitel S.A.) at Fundação Sistel de Seguridade Social to a multisponsored plan linked to the HSBC Fundo de Pensão.

The Company is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

In the six-month period ended June 30, 2006, the contributions to pension plans and other post-employment benefits totaled R$129 (R$141 in the same period of 2005).

Page: 44

33 Insurance (unaudited)

It is the Company´s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of June 30, 2006, they have insurance coverage against operating risks, third party liability, health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover any losses. The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured

Operating Risks	7,454,834

General Third Party Liability – RCG	4,600

100% of Fipe Table (market value),
Cars (Executive and Operational Fleets)	R$ 1.000 for Civil Responsability

34 Commitments

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries compromised to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by such authorization. Should said terms fail to be met, the subsidiaries are subject to penalties.

Anatel has brought administrative proceedings against the subsidiaries for (i) noncompliance with certain quality service indicators in 2003, 2004 and 2005 as established by the licenses for Personal Mobile Service (SMP); and (ii) noncompliance with other obligations assumed under the Terms of Authorization.

The subsidiaries have claimed that (i) noncompliance with quality indicators were mainly due to the migration from the Cellular Mobile Service (SMC) to the Personal Mobile Service (SMP), the change in the long-distance system, and the implementation of the GSM network; and (ii) in certain cases the obligations assumed under the Terms of Authorization were not met, whereas in others, this was due to several factors, many of which involuntary and unrelated to the companies´ activities and actions. The subsidiaries are unable to foresee the outcome of Anatel processes at the moment. The provision for regulatory contingencies reflected in the balance sheet corresponds to losses expected by the Management (R$ 6,394 – Note 21)

Page: 45

Supplementary information

a. Cash Flow Statements

	Parent Company		Consolidated

				06/2005
	06/2006	06/2005	06/2006	proforma

Operating Activities
Net Income (Loss) for the period	(387,318)	173,076	(400,719)	(565,072)
Adjustments for reconciliation of income to cash and cash
equivalents:
Depreciation and amortization	790	790	1,109,892	898,094
Results of equity accounting	374,075	(175,531)	-	-
Residual value of permanent assets written off	-	-	3,984	3,189
Interest on own capital received	146,776	126,037	-	-
Deferred income tax and social contribution	3,449	(854)	70,874	394
Minority shareholding	-	-	-	21,464
Interest, monetary and exchange variation on loans	-	-	161,652	42,122
Interest, monetary and exchange variation on related-party loans		-	-	130,707
Allowance for doubtful accounts	-	-	202,469	131,749

Decrease (increase) in operating assets
Trade receivables	-	-	(36,475)	(308,544)
Taxes and contributions recoverable	16,930	4,502	(30,803)	(43,714)
Inventories	-	-	(938)	34,833
Related-party transactions	-	108	(103,634)	(13,158)
Other current assets	(691)	162	(152,473)	(92,524)
Other long-term assets	(529)	(24)	(8,131)	(11,050)

Increase (decrease) in operating liabilities
Labor obligations	(524)	(37)	12,080	13,498
Suppliers – Trade payables	(2,432)	1,916	(1,710,924)	(1,023,080)
Taxes, rates and contributions	(20,893)	(15,186)	(43,217)	21,636
Provision for contingencies	(261)	376	(20,579)	33,175
Related-party transactions	-	(34,948)	18,329	10,477
Other short-term liabilities	(196)	-	40	(7,215)

Net cash and cash equivalents generated by operating activities	129,176	80,387	(928,573)	(723,019)

Investment activities:
Additions to property, plant and equipment	-	-	(511,311)	(858,217)

	-	-	(511,311)	(858,217)

Financial activities
New loans	-	-	1,078,445	85,319
Related-party loans	-	-	-	1,080,696
Loan amortization	-	-	(199,704)	(132,628)
Amortization of related-party loans	-	-	-	(293,422)
Capital increase – share purchase plan	-	2,006	-	2,006
Capital increase	-	-	-	788,686
Dividends and interest on own capital paid	(114,421)	(67,794)	(114,577)	(91,594)

	(114,421)	(65,788)	764,164	1,439,063

Increase (decrease) in cash and cash equivalents	14,755	14,599	(675,720)	142,173

Supplementary cash flow information:
Income tax and social contribution paid		-	24,866	40,435
Interest paid	-	-	118,656	34,547
Capitalized interest	-	-	8,962	-
Project of incorporation of shares of TIM Nordeste
Telecomunicações S.A. and TIM Sul S.A	-	415,069	-	415,069

Page: 46

b. Value-Added Statements

	Parent Company		Consolidated

				06/2005
	06/2006	06/2005	06/2006	proforma

Revenues
Gross operating revenue	-	-	6,090,743	5,131,113
Allowance for doubtful accounts and losses	-	-	(202,469)	(131,749)
Discounts granted	-	-	(291,756)	(155,326)
Non-operating revenues (expenses) – Net	-	6,401	323	3,157

	-	6,401	5,596,841	4,847,195

Input bought from third parties
Costs of services rendered and goods sold	-	-	(1,605,798)	(1,573,289)
Materials, energy, third-party services and other	(6,032)	(6,182)	(1,023,014)	(1,036,079)

	(6,032)	(6,182)	(2,628,812)	(2,609,368)

Retained items
Depreciation and amortization	(790)	(790)	(1,109,892)	(898,094)

Net added value produced	(6,822)	(571)	1,858,137	1,339,733

Added value received through transfer
Gain on investments	(374,075)	175,531	-	-
Financial revenues	941	1.486	280,725	457,001

	(373,134)	177,017	280,725	457,001

Total undistributed value-added	379,956	176,446	2,138,862	1,796,734

Value-added distribution
Personnel and related charges	2,666	1,816	241,236	207,565
Taxes, rates and contributions	4,601	690	1,772,553	1,443,501
Interest and rentals	95	864	525,792	689,276
Minority shareholding	-	-	-	21,464
Retained earnings (accumulated losses)	(387,318)	173,076	(400,719)	(565,072)

	(379,956)	176,446	2,138,862	1,796,734

Page: 47

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portugues
Code	Heading	06/30/2006	03/31/2006
1	Total assets	8,367,506	8,677,403
1.01	Current assets	21,712	96,277
1.01.01	Cash and cash equivalents	20,727	2,205
1.01.02	Accounts receivable	-	-
1.01.03	Inventories	-	-
1.01.04	Other	985	94,072
1.01.04.01	Recoverable taxes and contributions	-	8,048
1.01.04.02	Deferred income and social contribution taxes	-	3,599
1.01.04.03	Dividends and interest on shareholders' equity	-	82,026
1.01.04.04	Other current assets	985	399
1.02	Noncurrent assets	9,099	3,421
1.02.01	Sundry receivables	8,110	2,410
1.02.01.01	Taxes and contributions recoverable	8,110	-
1.02.01.02	Deferred income and social contribution taxes	-	2,410
1.02.02	Related parties	-	-
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	-	-
1.02.02.03	Other related parties	-	-
1.02.03	Other	989	1,011
1.02.03.01	Judicial deposits	989	1,011
1.02.03.02	Other	-	-
1.03	Permanent assets	8,336,695	8,577,705
1.03.01	Investments	8,336,695	8,577,705
1.03.01.01	In affiliates	-	-
1.03.01.02	In subsidiaries	8,329,197	8,569,812
1.03.01.03	Other investments	7,498	7,893
1.03.02	Property, plant and equipment	-	-
1.03.03	Deferred charges	-	-

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese
Code	Heading	06/30/2006	03/31/2006
2	Total liabilities and shareholders' equity	8,367,506	8,677,403
2.01	Current liabilities	18,559	79,433
2.01.01	Loans and financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	931	2,616
2.01.04	Taxes, charges and contributions	16	226
2.01.05	Dividends payable	16,757	74,985
2.01.06	Provisions	-	-
2.01.07	Related parties	-	-
2.01.08	Other	855	1,606
2.01.08.01	Labor liabilities	855	1,606
2.01.08.02	Other	-	-
2.02	Noncurrent liabilities	6,538	7,089
2.02.01	Loans and financing	-	-
2.02.02	Debentures	-	-
2.02.03	Provisions	6,538	7,089
2.02.03.01	Supplementary pension plan	3,584	3,584
2.02.03.02	Provision for contingencies	2,954	3,505
2.02.04	Related parties	-	-
2.02.05	Other	-	-
2.03	Deferred income	-	-
2.05	Shareholders' equity	8,342,409	8,590,881
2.05.01	Capital	7,455,859	7,455,859
2.05.02	Capital reserves	192,081	192,081
2.05.03	Revaluation reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Income reserves	1,081,787	1,081,787
2.05.04.01	Legal reserve	98,741	98,741
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Reserves for contingencies	-	-
2.05.04.04	Unearned income reserve	-	-
2.05.04.05	Retained earnings	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserves	983,046	983,046
2.05.05	Retained earnings	(387,318)	(138,846)

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese
Code	Heading	From 04/01/2006 to 06/30/2006	From 01/01/2006 to 06/30/2006	From 04/01/2005 to 06/30/2005	From 04/01/2005 to 06/30/2005
3.01	Gross revenues	-	-	-	-
3.02	Deductions from gross revenues	-	-	-	-
3.03	Net revenues	-	-	-	-
3.04	Cost of goods sold and services rendered	-	-	-	-
3.05	Gross profit	-	-	-	-
3.06	Operating income (expenses)	(242,463)	(383,869)	73,279	165,821
3.06.01	Selling	8	-	-	-
3.06.02	General and administrative	(2,180)	(10,094)	(5,766)	(7,697)
3.06.03	Financial income (expenses)	175	341	556	50
3.06.03.01	Financial income	513	941	857	1,486
3.06.03.02	Financial expenses	(338)	(600)	(301)	(1,436)
3.06.04	Other operating income	-	974	366	366
3.06.05	Other operating expenses	149	(1,015)	(1,317)	(2,429)
3.06.06	Equity pickup	(240,615)	(374,075)	79,440	175,531
3.07	Operating income	(242,463)	(383,869)	73,279	165,821
3.08	Nonoperating result	-	-	6,406	6,401
3.08.01	Income	-	-	6,401	6,401
3.08.02	Expenses	-	-	5	-
3.09	Income before taxation and participations	(242,463)	(383,869)	79,685	172,222
3.10	Provision for income and social contribution taxes	-	-	(5)	-
3.11	Deferred income tax	(6,009)	(3,449)	(220)	854
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.15	Net income for the period	(248,472)	(387,318)	79,460	173,076

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese
Code	Heading	06/30/2006	03/31/2006
1	Total assets	13,745,126	13,612,970
1.01	Current assets	3,753,319	3,471,400
1.01.01	Cash and cash equivalents	1,096,880	896,730
1.01.02	Accounts receivable	1,905,638	1,831,364
1.01.02.01	Accounts receivable	1,905,638	1,831,364
1.01.03	Inventories	216,179	148,508
1.01.04	Other	534,622	594,798
1.01.04.01	Recoverable taxes and contributions	274,879	213,363
1.01.04.02	Deferred income and social contribution taxes	50,450	104,225
1.01.04.03	Prepaid expenses	189,146	258,340
1.01.04.04	Other	20,147	18,870
1.02	Noncurrent assets	564,635	511,905
1.02.01	Sundry receivables	369,772	390,440
1.02.01.01	Taxes and contributions recoverable	315,118	282,400
1.02.01.02	Deferred income and social contribution taxes	54,654	108,040
1.02.02	Related parties	112,470	42,338
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	-	-
1.02.02.03	Other related parties	112,470	42,338
1.02.03	Other	82,393	79,127
1.02.03.01	Judicial deposits	58,627	54,479
1.02.03.02	Prepaid expenses	16,815	17,697
1.02.03.03	Other assets	6,951	6,951
1.03	Permanent assets	9,427,172	9,629,665
1.03.01	Investments	7,518	7,914
1.03.01.01	In affiliates	-	-
1.03.01.02	In subsidiaries	-	-
1.03.01.03	Other investments	7,518	7,914
1.03.02	Property, plant and equipment	9,165,897	9,357,410
1.03.03	Deferred charges	253,757	264,341

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese
Code	Heading	06/30/2006	03/31/2006
2	Total liabilities and shareholders' equity	13,745,126	13,612,970
2.01	Current liabilities	3,233,760	3,225,338
2.01.01	Loans and financing	899,701	780,298
2.01.02	Debentures	-	-
2.01.03	Suppliers	1,713,542	1,828,046
2.01.04	Taxes, charges and contributions	305,344	266,260
2.01.05	Dividends payable	27,027	85,315
2.01.06	Provisions	-	-
2.01.07	Related parties	87,361	63,546
2.01.08	Other	200,785	201,873
2.01.08.01	Labor liabilities	106,508	107,440
2.01.08.02	Authorizations payable	34,792	34,792
2.01.08.03	Other liabilities	59,485	59,641
2.02	Noncurrent liabilities	2,168,957	1,796,751
2.02.01	Loans and financing	2,019,174	1,652,106
2.02.02	Debentures	-	-
2.02.03	Provisions	140,506	135,584
2.02.03.01	Supplementary pension plan	3,584	3,584
2.02.03.02	Provision for contingency	136,922	132,000
2.02.04	Related parties	-	-
2.02.05	Other	9,277	9,061
2.02.05.01	Taxes, charges and contributions	-	10
2.02.05.02	Authorizations payable	9,277	9,051
2.03	Deferred income	-	-
2.04	Minority interests	-	-
2.05	Shareholders' equity	8,342,409	8,590,881
2.05.01	Capital	7,455,859	7,455,859
2.05.02	Capital reserves	192,081	192,081
2.05.03	Revaluation reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Income reserves	1,081,787	1,081,787
2.05.04.01	Legal reserve	98,741	98,741
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Reserve for contingencies	-	-
2.05.04.04	Unearned income reserve	-	-
2.05.04.05	Retained earnings	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserves	983,046	983,046
2.05.05	Retained earnings	(387,318)	(138,846)

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese
Code	Heading	From 04/01/2006 to 06/30/2006	From 01/01/2006 to 06/30/2006	From 04/01/2005 to 06/30/2005	From 04/01/2005 to 06/30/2005
3.01	Gross revenues	3,201,785	6,090,743	960,705	1,843,598
3.02	Deductions from gross revenues	(881,224)	(1,638,537)	(241,305)	(465,177)
3.03	Net revenues	2,320,561	4,452,206	719,400	1,378,421
3.04	Cost of goods sold and services rendered	(1,270,065)	(2,384,902)	(366,156)	(674,319)
3.05	Gross profit	1,050,496	2,067,304	353,244	704,102
3.06	Operating income (expenses)	(1,199,199)	(2,331,258)	(256,195)	(470,757)
3.06.01	Selling	(854,918)	(1,590,010)	(204,825)	(373,886)
3.06.02	General and administrative	(245,082)	(488,551)	(51,444)	(95,451)
3.06.03	Financial income (expenses)	(85,799)	(172,312)	17,919	34,403
3.06.03.01	Financial income	182,513	280,725	38,196	72,923
3.06.03.02	Financial expenses	(268,312)	(453,037)	(20,277)	(38,520)
3.06.04	Other operating income	73,938	117,912	3,864	7,039
3.06.05	Other operating expenses	(87,338)	(198,297)	(21,709)	(42,862)
3.06.06	Equity pickup	-	-	-	-
3.07	Operating income	(148,703)	(263,954)	97,049	233,345
3.08	Nonoperating income	(94)	323	5,427	5,760
3.08.01	Income	2,934	4,103	6,856	7,523
3.08.02	Expenses	(3,028)	(3,780)	(1,429)	(1,763)
3.09	Income before taxation and participations	(148,797)	(263,631)	102,476	239,105
3.10	Provision for income and social contribution taxes	(25,009)	(66,213)	(22,417)	(59,876)
3.11	Deferred income tax	(75,156)	(70,875)	(4,895)	(394)
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.14	Minority interests	-	-	(2,082)	(21,464)
3.15	Net income for the period	(248,962)	(400,719)	73,082	157,371

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 24, 2006	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.